Mail Stop 3561

July 5, 2007

Mr. Robert F.X. Sillerman, Chief Executive Officer
CKX, Inc.
650 Madison Avenue
New York, New York 10022

> **Re:** **CKX, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 000-17436**

Dear Mr. Sillerman:

We have reviewed your response letter dated June 27, 2007 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2006

Notes to consolidated financial statements, page 61
Note 2. Summary of Significant Accounting Policies, page 61
Principles of Consolidation, page 61

1.	We note your response to our prior comment 2 and require further information. It is unclear from your response why funding start-up costs and future projects makes the company the primary beneficiary of these entities given that paragraph 14 of FIN 46R defines a primary beneficiary as one that will "absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both." Please tell us to what extent you expect you to absorb such losses or receive returns and how that may differ from your ownership percentages. Your response should include the percentages of the entities owned by other parties, whether or not those parties are related and their share of the risk of losses and returns of the entities consolidated by you. Please also discuss the decision-making responsibilities of CKX and other equity holders with regard to these entities. We may have further comment upon reviewing your response.

****

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief